Exhibit 99.5

Email from Daniel A. Weekley, Vice President and General Manager – Southern Pipeline Operations, to employees of Dominion Energy Carolina Gas Transmission, LLC

January 3, 2018

Email Subject Line: Dominion Energy, SCANA Corporation to combine in strategic merger

Good Morning and Happy New Year! I hope your holidays were safe, relaxing and enjoyable.

I would like to share some exciting news with you. Today, Dominion Energy is announcing an agreement to merge with SCANA Corporation. As you are very much aware, SCANA is one of Dominion Energy Carolina Gas Transmission’s largest customers and is located in South Carolina, North Carolina and Georgia. This merger would include all SCANA subsidiaries, solidifying Dominion Energy’s position among the nation’s largest and fastest-growing energy utility companies. Further, this strategic combination demonstrates our commitment to South Carolina, the southeast and Dominion Energy’s continued growth.

SCANA’s operations include service to approximately 1.6 million electric and natural gas residential and business accounts in South Carolina and North Carolina and 5,800 megawatts of electric generation capacity.

Including assumption of debt, the value transaction is approximately $14.6 billion. We believe this merger would be a net positive for Dominion Energy, SCANA and the citizens of South Carolina, North Carolina and Georgia. After merger closing, which is subject to regulatory approvals and approval by SCANA’s shareholders, there would be immediate and long term customer benefits including a 5 percent rate reduction and $1.3 billion in cash payments to SCANA’s electric customers. This strategic combination would allow SCANA to move forward to safely and reliably serve its customers and communities with greater resources.

Additionally, natural gas customers would have the potential to access new lower-cost natural gas supplies; SCANA employees would have employee protections until 2020; and shareholders would receive 0.6690 shares of Dominion Energy common stock for each share of SCANA common stock, the equivalent of $55.35 per share, or about $7.9 billion based on Dominion Energy’s share price at close of trading January 2, 2018.

We plan to keep SCE&G’s headquarters in South Carolina. We also plan to increase community involvement and charitable investment in the communities that are currently served by SCANA’s subsidiaries.

The completion of the merger is expected later in 2018. At that time, the company would deliver energy to approximately 6.5 million regulated customer accounts in eight states and have an electric generating portfolio of 31,400 megawatts and 93,600 miles of electric transmission and distribution lines. It also would have a natural gas pipeline network totaling 106,400 miles and operate one of the nation’s largest natural gas storage systems with 1 trillion cubic feet of capacity. Dominion Energy’s four core values – Safety, Ethics, Excellence and One Dominion Energy – drive us in the same direction. For that reason, Dominion Energy and SCANA leadership believe our two companies are a natural fit.

We will continue to keep your informed as the merger proceeds. I am sorry that I could not share this news with you before today. I encourage you to read the news release issued this morning for additional details. Also, a special website has been established for SCANA customers and communities at BrighterEnergyFuture.com.

I realize you probably have many questions about this news. I will commit to tell you as much as I can, as soon as I can. We will be holding an all-hands meeting this morning at 8:30 a.m. to further discuss the merger and answer any questions you may have.

Thank you for your continued focus on safe and reliable operations. Together, our energy future is bright, reliable and strong.

Dan Weekley

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “outlook”, “predict”, “project”, “should”, “strategy”, “target”, “will”, “would”, “potential” and similar terms and phrases to identify forward-looking statements in this presentation. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA’s shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; or the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction. Other risk factors for Dominion Energy’s and SCANA’s businesses are detailed from time to time in Dominion Energy’s and SCANA’s quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.